

Mail Stop 3561

July 10, 2009

Via U.S. Mail

Victor A. DeJesus
Vice President and Chief Financial Officer
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, FL 33442

> **Re:** **World Omni Auto Receivables LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 26, 2009**
> **File No. 333-159392**

Dear Mr. DeJesus:

We have received your response to our comment letter dated June 17, 2009 and have the following additional comments.

Registration Statement on Form S-3

General

1. We are currently reviewing your responses to prior comments 2 and 8, and may have further comments under separate cover.

Prospectus Supplement

Summary of Terms, page S-1

2. We note your response to prior comment 15 and reissue. Please revise to include the form disclosure describing the summary of the trust fees and expenses or include a cross-reference to your fees and expenses table on page S-55. We were unable to locate the updated disclosure you state is included on the cover page of the prospectus supplement.

The Notes, page S-2

3.   We note your response to prior comment 16 and reissue in part. Please disclose on page S-2 that the floating rate will be calculated using One-Month LIBOR plus the applicable "spread."

The Requirements of TALF May Adversely Affect the Market Value and Liquidity of Your Notes, page S-18

4.   We note your response to prior comments 23 and 24 and your updated disclosure. Please divide this risk factor into separate risk factors in which you individually discuss, under appropriately titled headings, the risks associated with the following: (a) the potential that the notes will not be considered "eligible collateral," and (b) the potential lowering of market value and lack of liquidity of the notes.

5.   We note your disclosure on page S-18 that ratings of the notes will be monitored while they are outstanding. Please clarify that S&P and Moody's will monitor the ratings of the notes and not you, if true.

[The Subsequent Receivables], page S-28

6.   Refer to the last sentence of the first paragraph. Please revise to clarify that you will include a) information with regards to the subsequent receivables in a Form 8-K upon the initial transfer of the subsequent receivables into the trust, and b) information with regards to distribution and pool performance in a Form 10-D for the related distribution period.

Fees and Expenses, page S-55

7.   We note your response to prior comment 9. Revise to provide greater details as to the fees which encompass "supplemental fees" which may be reduced from available funds for distribution. If there are limitations to such supplemental fees, please state such here.

Material Federal Income Tax Consequences, page S-55

8.   We note your response to prior comment 30 and reissue in part. Please amend the first sentence of this section to clarify that it is a summary of certain material federal income tax consequences. Please also revise the sentence that states that the discussion of federal income tax consequences in the prospectus may not be "consistent" with that in your prospectus supplement. The disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.

Base Prospectus

<u>Tax Shelter Disclosure and Investor List Requirements, page 45</u>

9.   We note your response to prior comment 31 and reissue in part. Please eliminate the language on page 45 that states prospective investors "should consult" their tax advisors.

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As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: James J. Antonopoulos
        via facsimile (312) 862-2200